

December 26, 2013

<u>**Via E-Mail**</u>

Joseph L. Johnson III, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

> **Re:**   **Patheon Inc.**
> **Schedule 13E-3**
> **Filed December 5, 2013 by Patheon Inc., JLL/Delta Patheon**
>   **Holdings, L.P., JLL/Delta Patheon GP, Ltd., JLL Patheon**
>   **Co-Investment Fund, L.P., JLL Patheon Holdings, Coöperatief U.A.,**
>   **JLL Patheon Holdings, LLC, JLL Partners Fund V (Patheon), L.P.,**
>   **JLL Associates V (Patheon), L.P., JLL Associates G.P. V (Patheon),**
>   **Ltd., JLL Partners Fund VI, L.P., JLL Partners Fund V, L.P., JLL**
>   **Partners Fund VI (Patheon), L.P., JLL Partners Fund V (New**
>   **Patheon), L.P., Koninklijke DSM N.V., and James C. Mullen**
> **File No. 005-86695**
>
> **Preliminary Schedule 14A**
> **Filed December 5, 2013**
> **File No. 000-54283**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please refile exhibits (d)(6) and (d)(7), including the Schedule A therefor.

2.   Please tell us whether Canco has been formed and whether you intend to include Canco as a filing person in the Schedule 13E-3.

3.   We note that Mr. Lytton and Mr. Grant will participate in the management of the combined, surviving company, may amend their employment agreements, and may participate in the Purchaser's profit-sharing and/or equity incentive arrangements. Please provide us your detailed analysis explaining why you do not believe these individuals should be named as filing persons. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction.

Preliminary Proxy Statement

4.   Please fill in the blanks in your proxy statement.

Summary Term Sheet, page 1

5.   Please revise this section and the "Questions and Answers" section to consolidate the information presented, avoid duplication and comply with Item 1001 of Regulation M-A.

6.   We note that you begin using the defined term "Management Parties" on page 7 but only define it on page 152. Please include the definition of the term in the Summary Term Sheet.

Questions and Answers, page 20

7.   Refer to the last question on page 24. Please revise your disclosure, in an appropriate location, to disclose whether sending the letters of transmittal and share certificates is typical of Canadian arrangements and to describe the consequences of a shareholder delivering the share certificates prior to the vote being held.

Special Factors

8.   Please revise your disclosure to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

Background to the Arrangement, page 26

9.   We note that members of your board and management held meetings relating to this transaction in January and February 2013. Please revise page 27 to explain why the board was apparently not informed of these meetings until March 2013.

10.   We note in the entry for June 17, 2013 that JLL was not interested in pursuing a transaction except the transaction with DSM and JLL Newco. Please disclose JLL's reasons for such preference.

11.   Refer to the June 18, 2013 entry on page 31. We note that Mr. Lytton attended the meeting at which the mandate of the special committee was to be drafted. Please revise your disclosure to explain why a member of management, who had also expressed his interest in participating in the transaction, was part of the meeting.

12.   Refer to the July 3, 2013 entry on page 31. Given that the Independent Committee was formed to act on behalf of the entire board of directors, please revise this entry to explain why Mr. Viso received direct updates from management in spite of not being a member of the Independent Committee.

13.   We note that Mr. Mullen, Mr. Lytton and Mr. Grant held several meetings with representatives of various private equity firms. Given JLL's position that it was only interested in the transaction with DSM, revise this section to explain the reasons these meetings were held.

14.   Refer to the September 4, 2013 entry. Please revise to explain why Management would report the results of its due diligence to the board and not the Independent Committee. Similarly, revise the September 27, 2013, October 8, 2013 and October 17, 2013 entries to explain why the activities described did not involve the Independent Committee.

15.   Please revise the entry for September 18, 2013 to describe the update provided to the Independent Committee.

16.   Please confirm supplementally that the projections referenced in the first paragraph of page 36 are the projections included on page 69 of your proxy statement.

17.   Please revise your disclosure to describe the proposed indicative terms included in the October 3, 2013 term sheet instead of referring to "certain" of them. Apply this comment also to the first October 29, 2013 entry and to the November 9, 2013 entry.

18.   Please revise your second entry for October 16, 2013 and to the first October 23, 2013 entry to clarify whether BMO Capital Markets provided written presentations and, if so, file the presentations as an exhibit to Schedule 13E-3. See Item 1016(c) of Regulation M-A. Also, provide the disclosure required by Item 1015(b)(6) of Regulation M-A in an appropriate location of your proxy statement.

19.   Please revise the November 9, 2013 entry to disclose the executives to whom the management compensation arrangements were to apply.

20.   Please revise the November 11, 2013 entry to disclose why Mr. Viso determined not to invest in the Purchaser.

21.   Refer to the first November 18, 2013 entry. Revise this disclosure to explain why obtaining the agreement in caption (i) was significant or valuable given JLL's stated position that it would not sell its shares in the company to a third party.

Position of the Independent Committee as to Fairness, page 41

22.   We note that the Independent Committee considered the analyses, Valuation and opinion from BMO Capital Markets and the analysis and opinion from RBC. We also note that the board adopted the Independent Committee analysis and conclusion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Independent Committee adopted the analyses, Valuation and opinion from BMO Capital Markets and the analysis and opinion from RBC as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

23.   On a related note, please address how any filing person relying on the Valuation and opinion of BMO Capital Markets and the opinion of RBC was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to the Minority Shareholders, which is defined to include some affiliated holders, rather than all security holders unaffiliated with the company.

24.   Refer to the paragraph captioned "Terminal Value" on page 65. We note on page 20 of the RBC report (filed as an exhibit to Schedule 13E-3) that the results of RBC's terminal value as they relate to the growth in perpetuity of free cash flow in the terminal year (for perpetual growth rates of 2% to 2.5% and WACC of 9$ to 11%) are mostly higher than the arrangement consideration. Please revise this section to describe what consideration the Independent Committee gave to such results.

25.   Please revise the bullet point at the bottom of page 44 and the top of page 45 to explain how the last sentence therein provides support for the fairness determination made by the Independent Committee.

26.   Please revise the fifth full bullet point on 45 to explain how the negotiations of the Arrangement Agreement can be deemed to have been made at arm's-length in light of the extensive involvement of management in the negotiations.

27.   Please revise the first and second full bullet point on 46 to explain how the factors described are supportive of the fairness determination in light of JLL's stated position that it would not sell its shares to a third party. Apply this comment also to the similar disclosure in the last bullet point of page 71 as it relates to the fairness determination of the remaining filing persons.

28.   Please revise this section to address the fair value of the transaction in relation to the company's net book value and liquidation value. See instruction 2 to Item 1014 of Regulation M-A.

Fairness Opinion of RBC, page 60

29.   Please revise the first paragraph to disclose which "certain other events" present contingencies to RBC being paid its fee.

30.   Disclose the fees paid to an RBC affiliate in May 2013 in connection with the PGT offering. See Item 1015(b)(4) of Regulation M-A.

31.   Please disclose briefly the results of the Sensitivity and Summary of DCF analyses referenced on page 65.

32.   Please revise the Precedent Transaction analysis section to disclose that RBC evaluated three more comparables, per page 22 of the RBC report.

33.   Also, disclose the basis RBC relied upon to use 2013 EBITDA of $150 million and Pro Forma 2013 EBITDA of $178 million in the same analysis.

Patheon Financial Projections, page 67

34.   We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Interests of Our Directors and Executive Officers in the Arrangement, page 81

35.   Disclose the payment to be made to each director and executive officer resulting from their share and option ownership.

Voting Agreements, page 87

36.   We note that 10 persons entered into the voting agreements. Please provide us your detailed legal analysis of the applicability of Section 14(a) of the Exchange Act and Regulation 14A to the negotiation and execution of those agreements.

Selected Historical Financial Data of Patheon Inc., page 120

37.   Revise this section to disclose the information required by Item 1010(c) of
        Regulation M-A, including quarterly information and the ratio of earnings to fixed
        charges and book value.

The Management Parties, page 153

38.   Please fill in the blanks in the first sentence.

Additional Disclosure Required by Schedule 13e-3, page 155

39.   You disclose in the first sentence that JLL Fund V and DSM may be deemed to be
        an affiliate of the company. The identification of a filing person on the Schedule
        13E-3 renders this disclaimer inappropriate. Please disclose that the filing
        persons "are" or "are deemed" to be affiliates of the company.

Opinion of JLL Fund VI's Financial Advisor, page 155

40.   Please move this disclosure to the Special Factors section.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing
persons are in possession of all facts relating to the disclosure, they are responsible for
the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each
filing person acknowledging that:

    ·   the filing person is responsible for the adequacy and accuracy of the disclosure in
        the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the filing person may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions